Exhibit 2

Oi S.A.

CNPJ/MF No. 76.535.764/0001-43

NIRE 33.300.29520-8

Publicly-held company

NOTICE TO THE MARKET

Approval of Term of Adjustment of Conduct by ANATEL

Oi S.A. (“Oi” or “Company”, Bovespa: OIBR3, OIBR4; NYSE: OIBR and OIBR.C) hereby informs its shareholders and the market in general that the Board of ANATEL approved the agreement of the first Term of Adjustment of Conduct (“TAC”) with the Company with respect to quality and universalization of services issues, in the amount of approximately R$1.2 billion, which will be allocated to infrastructure investments over four years.

This initiative is expected to benefit society through investments in telecommunications services that are designed to meet users’ current demands, thus establishing a virtuous cycle that will promote service quality improvements and spur economic and social development in the country.

This TAC is subject to review by the Federal Court of Accounts (“TCU”) before becoming effective.

Oi will maintain its shareholders and the market informed with respect to any relevant event related to the foregoing.

Rio de Janeiro, May 20, 2016.

Flavio Nicolay Guimarães

Chief Financial Officer and Investor Relations Officer

Oi S.A.